Exhibit 1

AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 (“Amendment No. 1”), dated as of September 12, 2002, to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 12, 2002, is by and among Vector Investment Holdings, Inc., a Delaware corporation (“Parent”), Vector Merger Corp., a New Jersey corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Vestcom International, Inc, a New Jersey corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, Parent, Merger Sub and the Company have entered into the Merger Agreement, which provides for the merger (the “Merger”) of Merger Sub with and into the Company upon the terms and conditions set forth in the Merger Agreement;

WHEREAS, the Merger Agreement contemplated that General Electric Capital Corporation (“GE”) would provide up to $42 million in senior debt financing for the Transactions (as defined in the Merger Agreement) and that Cornerstone Equity Investors IV, L.P. (“Cornerstone”) and/or its affiliates would provide up to $10,500,000 in subordinated debt financing for the Transactions;

WHEREAS, pursuant to a letter from CapitalSource Finance LLC (“CapitalSource”), dated September 6, 2002, which letter has been accepted by Cornerstone Equity Investors, LLC, CapitalSource has agreed to provide up to $50 million in senior debt financing for the Transactions, replacing GE as the senior lender; and

WHEREAS, the parties desire to amend the Merger Agreement (i) to reflect that CapitalSource will provide the senior debt financing for the Transactions, (ii) to reflect certain changes in the amount of subordinated debt financing to be provided by Cornerstone and/or its affiliates in connection with the Transactions and (iii) to revise Section 7.1(f);

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, Parent, Merger Sub and the Company hereby agree as follows:

1.0    Financing.    Section 2.3 of the Merger Agreement is hereby amended in its entirety to read as follows:

“2.3    Financing.

(a)  Parent, Merger Sub and/or Cornerstone has received written commitments from (i) CapitalSource Finance LLC (“CapitalSource”), dated September 6, 2002 (the “Senior Commitment Letter”), pursuant to which CapitalSource has committed, subject to the terms and conditions contained therein, to provide up to $50 million in senior debt financing for the Transactions and (ii) Cornerstone, dated September 11, 2002 (the “Subordinated Commitment Letter” and, together with the Senior Commitment Letter, the “Commitment Letters”), pursuant to which Cornerstone and/or its affiliates has committed, subject to the terms and conditions contained therein, to provide up to $7,000,000 in subordinated debt financing for the Transactions (or up to $10,500,000 in subordinated debt financing in the event that CapitalSource is not the leading provider (based on the amount of senior debt financing that is provided at the closing of the Merger) of senior debt financing that CapitalSource has committed to provide under the Senior Commitment Letter). Merger Sub has delivered true, correct and complete copies of the Commitment Letters and the Contribution Agreement to the Company. To the knowledge of Parent and Merger Sub, assuming all of the representations and warranties of the Company set forth herein are true and assuming that the Company performs all of its obligations hereunder, the proceeds from the Debt Financing, to the extent funded pursuant to the Commitment Letters, together with the Equity Contribution, shall provide sufficient funds to satisfy the condition set forth in Section 6.3(g).

(b)  Merger Sub and Parent have delivered to CapitalSource a true and complete copy of the Disclosure Letter attached to the Merger Agreement.

(c)  The obligations to fund the commitments under the Commitment Letters and the Contribution Agreement are not subject to any conditions other than those set forth in the Commitment Letters and Contribution Agreement. Parent and Merger Sub have no actual knowledge of any fact or occurrence existing on the date of this Amendment No. 1 which in their good faith judgment would reasonably be expected to (i) make the material assumptions or statements set forth in the Commitment Letters inaccurate, (ii) cause the Commitment Letters or the Contribution Agreement to be ineffective or (iii) make any of the conditions set forth in the Commitment Letters or the Contribution Agreement incapable of being satisfied. As of the date of this Amendment No. 1, the Commitment Letters and the Contribution Agreement are in full force and effect and have not been amended in any material respect.”

2.0    Section 7.1(f).    Section 7.1(f) of the Merger Agreement is hereby amended in its entirety to read as follows:

“(f)  by the Company if (i) the commitments reflected in the Commitment Letters are withdrawn or if the conditions to the receipt of the Debt Financing are changed in a manner such that one or more conditions are materially less likely to be satisfied and (ii) Parent and/or Merger Sub does not obtain substitute financing commitments on substantially the same terms as are reflected in the Commitment Letters or on more favorable terms (from the perspective of Parent) on or before the earlier of (x) the thirtieth (30th) day after the event described in clause (i) of this Section 7.1(f) occurs or (y) the Outside Date.”

3.0    Remainder of Merger Agreement.    Except as set forth in this Amendment No. 1, the terms and provisions of the Merger Agreement shall remain unchanged and in full force and effect.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment No. 1 to the Merger Agreement to be executed as of the date first written above by their respective duly authorized officers.

VECTOR INVESTMENT HOLDINGS, INC

By:	/s/ STEPHEN LARSON
Name: Stephen Larson Title: Secretary

VECTOR MERGER CORP.

By:	/s/ STEPHEN LARSON
Name: Stephen Larson Title: Secretary

VESTCOM INTERNATIONAL, INC.

By:	/s/ BRENDAN KEATING
Name: Brendan Keating Title: President and Chief Executive Officer

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